Exhibit (a)(5)(N)

MINDSPEED TECHNOLOGIES, INC.

Notice to Holders of Options (“Notice”)

December 10, 2013

Dear Option Holder:

On November 5, 2013, Mindspeed Technologies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with M/A-COM Technology Solutions Holdings, Inc. (“Parent”) and Micro Merger Sub, Inc. (the “Purchaser”). In accordance with the terms of the Merger Agreement, on November 19, 2013, the Purchaser launched a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding common stock. Following the expiration of the Offer, the Purchaser will merge with and into the Company, which, if completed, will result in the Company becoming a wholly-owned subsidiary of Parent (the “Merger”).

You are receiving this letter because you hold options to purchase shares of Company common stock (“Company Stock Options”), which were granted under and pursuant to one of the following plans (each, a “Plan,” and collectively, the “Plans”):

•	Mindspeed Technologies, Inc. 2013 Equity Incentive Plan;

•	Mindspeed Technologies, Inc. 2003 Long-Term Incentives Plan;

•	Mindspeed Technologies, Inc. Directors Stock Plan; and

•	Mindspeed Technologies, Inc. Inducement Incentive Plan.

We would like to inform you about how your Company Stock Options will be treated in connection with the Offer and the Merger. For purposes of this Notice, the term “Effective Time” will mean the effective time of the Merger.

Between now and the Effective Time, your vested Company Stock Options will continue to be exercisable for shares of Company common stock (subject to any blackout periods and insider trading provisions that may apply to you). Following the Effective Time, you will receive Parent common stock upon the exercise of your Assumed Options as discussed below.

Treatment of Options

At the Effective Time, each Company Stock Option that is outstanding immediately prior to the Effective Time will be assumed by Parent (the “Assumed Options”). Each Assumed Option will continue to have, and be subject to, the same terms and conditions (including vesting schedule, expiration date, exercise provisions and transfer restrictions) set forth in the applicable Plan under which it was granted and any option or other agreement between the Company and the holder of the Company Stock Option with regard to such Company Stock Option as in effect immediately prior to the Effective Time, except that, (i) references to the “Company” in the

Plans and your individual Company Stock Option agreements will be references to Parent; (ii) the Assumed Options will become options to purchase shares of Parent common stock rather than options to purchase shares of Company common stock; (iii) Parent’s board of directors (or a committee of Parent’s board of directors) will administer the Assumed Options as of the Effective Time; and (iv) the number of shares of Parent common stock subject to each Assumed Option and the exercise price of each Assumed Option will be adjusted as described below.

Number of Shares of Parent Common Stock Subject to Assumed Options. Each Assumed Option will be exercisable for that number of whole shares of Parent common stock equal to the product of (A) the number of shares of Company common stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by (B) the Equity Exchange Ratio (as described below), with the resulting number rounded down to the nearest whole number of shares of Parent common stock.

New Exercise Price of Assumed Options. The per share exercise price for the shares of Parent common stock issuable upon exercise of each Assumed Option will be equal to the quotient of (A) the exercise price per share of Company common stock at which such Company Stock Option was exercisable immediately prior to the Effective Time divided by (B) the Equity Exchange Ratio, with the resulting exercise price per share rounded up to the nearest whole cent.

For purposes of determining the number of shares of Parent common stock subject to, and the new exercise price of, the Assumed Options, the “Equity Exchange Ratio” will equal $5.05 divided by the average of the closing prices of Parent common stock as reported on The NASDAQ Global Select Market for the ten (10) trading days ending five (5) trading days prior to the Closing Date (as such term is defined in the Merger Agreement). Because the Equity Exchange Ratio will depend upon the average closing prices of Parent common stock on the relevant dates, the exact number of shares of Parent common stock that will be subject to your Assumed Options and the exact per share exercise price of your Assumed Options cannot be determined at this time.

EXAMPLE: For purposes of example only, assume you hold an outstanding Company Stock Option to purchase 500 shares of Company common stock with an exercise price of $3.00 per share. Further, assume the Equity Exchange Ratio is .3344. At the Effective Time, you will have an Assumed Option to purchase 167 shares of Parent common stock (500 multiplied by .3344, with the resulting number rounded down to the nearest whole number of shares of Parent common stock) with an exercise price of $8.98 ($3.00 divided by .3344, with the resulting exercise price per share rounded up to the nearest whole cent).

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer or the Merger, as applicable, with respect to your Assumed Options, including the applicability and effect of federal, state, local and foreign tax laws. Your federal, state, local and foreign tax consequences depend upon your unique circumstances.

In general, however, U.S. taxpayers with Assumed Options will not recognize ordinary income at the time Parent assumes your Company Stock Options. Instead, you will recognize ordinary income when you exercise your Assumed Options equal to the excess, if any, of (i) the fair market value of the shares of Parent common stock at the time of exercise over (ii) the aggregate exercise price paid for the shares. If you were an employee on the date of your Company Stock Option grant, such income will constitute wages subject to withholding of applicable federal and state income and employment tax withholdings. Any additional gain or loss generally will be short-term capital gain or loss.

Please submit any questions you have regarding this Notice by e-mail to me at tim.mcdonnell@mindspeed.com.

Sincerely,

MINDSPEED TECHNOLOGIES, INC.

Tim McDonnell
Manager, Human Resources

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the tender offer by Purchaser, a wholly owned subsidiary of Parent, or otherwise. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Purchaser. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. You are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer. You may obtain copies of these documents (and all other offer documents filed with the SEC) at no charge on the SEC’s website at www.sec.gov.

3